EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

On May 12, 2011, the Company obtained  an aggregate  of NIS 1.6 billion in loans from Israeli banks.

One billion shekels of the new debt is long-term debt (with a duration of approximately 6.2 years), and the remaining NIS 600 million is short-term debt of a one year duration. In addition to the aforementioned loans, the Company is expected, in the coming days, to issue an additional NIS 400 million of long-term debt (with a duration of approximately 6.2 years)  to an institutional entity.

 A portion of the loan proceeds  was received under  a letter of undertaking to provide long-term credit received by the Company on February 17, 2011 from a banking corporation. As a result, the undertaking pursuant to such letter decreased from NIS 1.5 billion to NIS 700 million.